Exhibit (a)(5)(JJ)

Rio Tinto Alcan: A New Beginning October 25, 2007

Latest Developments Rio Tinto has received all regulatory approvals required for the global closing of its offer for Alcan Results indicate that 85% of Alcan shares have been tendered or validly deposited October 25, 2007, is Day One of the new Rio Tinto Alcan, a Rio Tinto product group The names of Rio Tinto Alcan’s executive management team have been announced Integration team leaders have been named The integration of Rio Tinto Aluminium and Alcan can now proceed

Quick Facts on Rio Tinto Global leader in finding, mining and processing mineral resources Organized into five product groups Iron Ore: world’s 2nd largest producer Energy: world’s 2nd largest producer of uranium, major producer of coal in US and Australia Copper: world’s 4th largest producer Aluminium: world’s 7th largest producer of aluminium and 5th largest producer of bauxite* Industrial Minerals & Diamonds: major producer of diamonds and selected other minerals (borates, talc, etc.) Activities span the world but are strongly represented in Australia and North America, with significant businesses in South America, Asia, Europe and Southern Africa Rio Tinto’s vision is to be the undisputed sector leader in value creation. *prior to Rio Tinto Alcan transaction

Rio Tinto’s Worldwide Presence 35,000 employees across 30 businesses in 20 countries* *prior to Rio Tinto Alcan transaction

Rio Tinto Group Senior Leadership CEO, Rio Tinto Alcan Dick Evans (Montreal) Group Resources Keith Johnson (London) CEO, Rio Tinto Tom Albanese (London) CFO and Finance Director Guy Elliott (London) Technology & Innovation Grant Thorne (Brisbane) CEO, Copper Bret Clayton (London) CEO, Energy Preston Chiaro (London) CEO, Diamonds & Minerals Andrew Mackenzie (London) CEO, Iron Ore Sam Walsh (Perth) Legal Counsel Charles Lawton (London) Human Resources Hugo Bagu é (London)

Quick Facts on Alcan A leading global materials company, delivering high quality products, engineered solutions and services worldwide World-class technology and operations in bauxite mining, alumina processing, primary metal smelting, power generation, aluminum fabrication, engineered solutions as well as flexible and specialty packaging 68,000 employees in 61 countries and regions Revenues of $23.6 billion in 2006 Global leader in alumina production with 8% of world’s production (8% in bauxite) Third-largest primary aluminium producer in the world World’s second largest supplier of aluminium aerospace products #1 in Europe Europe’s #1 supplier of large extrusions #1 in food flexible, pharmaceutical, cosmetics and tobacco packaging

Rio Tinto Alcan: A New World Leader The combination of Rio Tinto Aluminium and Alcan means Rio Tinto Alcan is the new global leader of the aluminium industry Our commitment to environment, health, safety, local communities and sustainability will remain and be reinforced We are positioned to take advantage of strong demand for aluminium, especially in China With an attractive cost position, strong technology portfolio, complementary refining and smelting assets, and a strong growth pipeline, Rio Tinto Alcan’s mission is to create maximum sustainable value for Rio Tinto shareholders and to fulfil our mutual commitments to all of our stakeholders

Rio Tinto Alcan

Significant Financial Strength

Proforma financials – year ended December 2006

	Rio Tinto	Alcan	Rio Tinto plus Alcan[a]
Revenue	US$25.4bn	US$23.6bn	**US$49.0bn**
EBITDA[b]	US$12.6bn	US$3.9bn	**US$16.5bn**
Net debt	US$2.4bn	US$5.8bn	**US$ 46.3bn**
Net debt/ EBITDA	0.2x	1.5x	**2.8x**

(a) Net debt includes new debt of US$38.1 billion raised for acquisition
(b) Excludes synergies
Note: Rio Tinto 2006 EBITDA includes Rio Tinto's share of equity accounted units. Rio Tinto 2006 audited IFRS financials from 2006 annual report. Alcan 2006 audited US GAAP financials from 2006 10K. Rio Tinto has not assessed the potential impact of adjusting accounting policies of Alcan to those of Rio Tinto.

Source: Rio Tinto and Alcan 2006 full year financials

Creation of a Global Aluminium Leader

Rio Tinto Alcan

A More Diverse Portfolio

Pro forma 2006 EBITDA by business

Rio Tinto


Aluminium
10%
Iron Ore
30%
Energy
11%
Diamonds and
Minerals
9%
Copper
40%

US$12.6bn

Rio Tinto plus Alcan


Engineered
Products
4%
Packaging
3%
Upstream
Aluminium(a)
25%
Iron Ore
23%
Energy
8%
Diamonds and
Minerals
7%
Copper
30%

US$16.5bn

Note: Rio Tinto 2006 EBITDA includes Rio Tinto's share of equity accounted units. Rio Tinto 2006 audited IFRS financials from 2006 annual report. Alcan 2006 audited US GAAP financials from 2006 10K. Rio Tinto has not assessed the potential impact of adjusting accounting policies of Alcan to those of Rio Tinto

(a) Upstream Aluminium defined as Bauxite & Alumina plus Primary Metal. Alcan upstream EBITDA calculated as total Alcan EBITDA less Alcan Packaging and Engineered Products Business Group Profit.

Source: Company information

Assets by Geography USA 23% Canada 13% Other(c) 6% Australia / NZ 58% USA 16% Canada 26% Other (c) 4% Europe 14% Australia / NZ 40% Note: Rio Tinto based on IFRS. Alcan based on US GAAP. Rio Tinto has not assessed the potential impact of adjusting accounting policies of Alcan to those of Rio Tinto and has not adjusted for fair value. (a) Rio Tinto based on PP&E, intangible assets and goodwill at 31 Dec 2006, as provided by Rio Tinto (b) Alcan assets based on Gross PP&E as of 31 Dec 2006 as provided by Alcan. Alcan packaging and engineered products divisions represent 14% of total assets shown and are broken down: 59% Europe, 26% USA, 4% Canada, 10% o ther (c) Other includes South America, Africa, Asia and other Pacific , and all other Rio Tinto plus Alcan (b) Rio Tinto (a) US$44.1bn US$23.4bn

Shared Values Alcan and Rio Tinto share values and a deep commitment to sustainability Recognised leaders in Health and safety Environmental stewardship Community engagement Safety of employees will remain a number one priority Similar corporate cultures should facilitate integration

Rio Tinto Alcan’s Global Presence

Executive Management CEO Dick Evans Communications and External Relations Corey Copeland Finance Phillip Strachan* Human Resources Jean - Christophe Deslarzes * Bauxite & Alumina Steve Hodgson Packaging*** Ilene Gordon Engineered Products Christel Bories Primary Metal Jacynthe Côt é Legal ** To be confirmed Business Development To be confirmed * Integration Co - Lead ** Reports to Chief Legal Officer, Rio Tinto *** Business slated for divestiture

Opportunities and Priorities Rio Tinto Alcan now more than ever has the strength and size to grow and develop worldwide. As we move towards integration, interesting opportunities will emerge within Rio Tinto for talent from Rio Tinto Alcan, and vice versa. We must continue to focus on our jobs, and to deliver day-to-day performance and results. Both Rio Tinto and Alcan have been recognized in putting employee safety at the top of the priority list. In this period of transition, we all must continue to actively contribute to maintaining the safety and health of those around us while ensuring we minimise our impact on the environment.

What to Expect over the Next 100 Days Integration is likely to be an intensive exercise, with many internal initiatives demanding our prompt attention. Some of you will be involved in shaping the new Rio Tinto Alcan. There will be changes but we will strive for a smooth transition. Everyone will be kept informed.

A New Beginning This is a time of new beginnings and opportunities -- and we acknowledge that it may feel emotional. With our shared values and commitment to excellence, together we will build an exciting future. Please make your new colleagues feel welcome as we make the transition to the new Rio Tinto Alcan.

Additional Information The offer to purchase all of the issued and outstanding common shares of Alcan for US$101 per common share in a recommended, all cash transaction (the “Offer”) is being made by Rio Tinto Canada Holding Inc. (the “Offeror”), an indirect wholly-owned subsidiary of Rio Tinto. The address of the Offeror is 770 Sherbrooke Street West, Suite 1800, Montreal, Quebec, H3A 1G1. The Offer represents a total consideration for Alcan common shares of approximately US$38.1 billion. The subsequent offering period has commenced and the Offer is open for acceptance until 6.00 p.m., Canadian Eastern Time, on November 8, 2007, unless extended. This document is for information purposes only and does not constitute or form part of any offer or invitation to purchase, otherwise acquire, subscribe for, sell, otherwise dispose of or issue, or any solicitation of any offer to sell, otherwise dispose of, issue, purchase, otherwise acquire or subscribe for, any security. The Offer (as the same may be varied or extended in accordance with applicable law) is being made exclusively by means of, and subject to the terms and conditions set out in, the offer and takeover bid circular delivered to Alcan and filed with Canadian provincial securities regulators and the United States Securities and Exchange Commission (the “SEC”) and mailed to Alcan shareholders. The release, publication or distribution of this document in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this document is released, published or distributed should inform themselves about and observe such restrictions. In connection with the Offer, an offer and takeover bid circular as well as ancillary documents such as a letter of transmittal and a notice of guaranteed delivery have been filed with the Canadian securities regulatory authorities and the SEC and an Alcan directors' circular with respect to the Offer has also been filed. A Tender Offer statement on Schedule TO (the “Schedule TO”) and a Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) has also been filed with the SEC. SHAREHOLDERS OF ALCAN ARE URGED TO READ THE OFFER AND TAKEOVER BID CIRCULAR (INCLUDING THE LETTER OF TRANSMITTAL AND NOTICE OF GUARANTEED DELIVERY), THE SCHEDULE TO (INCLUDING THE OFFER AND TAKEOVER BID CIRCULAR, LETTER OF TRANSMITTAL AND RELATED TENDER OFFER DOCUMENTS) AND THE SCHEDULE 14D-9 AS THEY CONTAIN IMPORTANT INFORMATION ABOUT THE OFFER. The offer and takeover bid circular as well as other materials filed with the Canadian securities regulatory authorities are available electronically without charge at www.sedar.com. The Schedule TO and the Schedule 14D-9 are available electronically without charge at the SEC's website, www.sec.gov. Materials filed with the SEC or the Canadian securities regulatory authorities may also be obtained without charge at Rio Tinto's website, www.riotinto.com. While the Offer is being made to all holders of Alcan common shares, this document does not constitute an offer or a solicitation in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made in, nor will deposits be accepted in, any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, the Offeror may, in its sole discretion, take such action as it may deem necessary to extend the Offer in any such jurisdiction. The Offer is made to holders in France of Alcan common shares admitted to trading on Euronext-Paris. An announcement including the main information relating to the Offer documents has been prepared and released pursuant to article 231-24 of the AMF General Regulation and contains information relating to how and in which time limit Alcan shareholders residing in France can accept this Offer. The offer document and the announcement prepared pursuant to article 231-24 of the AMF General Regulation, as amended on 17 September 2007, 23 and 24 October 2007 are available free of charge to the holders of Alcan Shares registered with Euroclear France who request it from Citi France, Global Transaction Services, Operations department, 19 le Parvis la Défense 7, 92073 Paris la Défense. They are also available on the internet at the following address: www.computershare.com/Rio-AlcanFrenchofferdocument. The Offer is made to holders in Belgium of Alcan common shares and/or certificates admitted to trading on Euronext Brussels (the “IDRs”). A Belgian supplement, addressing issues specific to holders of Alcan common shares and/or IDRs in Belgium (the “Belgian Supplement”) was approved by the Belgian Banking, Finance and Insurance Commission (the “BFIC”) on 2 August 2007. A notice of extension of the Offer was approved by the BFIC on 18 September 2007 (the “First Supplement”). A second notice of extension of the Offer was approved by the BFIC on 23 October 2007 (the “Second Supplement”). The offer document, the Belgian Supplement , the First Supplement and the Second Supplement are available free of charge to the investors in Belgium who request it from the Belgian branch of Citibank International plc, Department GTS Operations, 4th floor, boulevard Général Jacques 263G, 1050 Brussels. They are also available on the internet at the following address: www.computershare.com/Rio-AlcanBelgianofferdocument.